787 Seventh Avenue
New York, NY 10019-6099
212 728 8000
Fax: 212 728 8111

October 22, 2004

VIA EDGAR

Ms. Pamela Long

Assistant Director

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington D.C. 20549-0405

RE:	Knoll, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-118901

Dear Ms. Long:

On behalf of Knoll, Inc. (the “Company”), attached hereto for filing is Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Form S-1”), which has been marked to show the changes made from the Form S-1 filed on September 10, 2004. Set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated October 8, 2004, to Mr. Patrick A. Milberger, Esq., Senior Vice President, General Counsel and Secretary of the Company (as such letter has been clarified in a discussion on October 19, 2004 between the undersigned and Amanda Gordon, Esq. of the Staff).

General

1.	Comment: Please update the information in the document, including the status of your planned refinancing that you expected would close in September.

Response: Complied with. The Company has updated the description of the refinancing, which closed on September 30, 2004, and has updated financial information throughout to September 30, 2004.

2.	Comment: All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. In particular, please provide us with Exhibit 5.1. Understand that we will need adequate time to review these materials before accelerating effectiveness.

Response: The Company has filed with Amendment No. 1 those exhibits that are currently available. The remaining exhibits, including Exhibit 5.1, will be filed or submitted as soon as possible.

3.	Comment: Complete all non-430A information in your next amendment, or as soon as possible, including the number of shares being offered and the price range. We may have additional comments based upon this information and will need time to review it once filed. Note that without this information, you do not have a Section 10(a) prospectus and cannot rely on Rule 134 to publish notices about this offering.

Response: The Company has included in Amendment No. 1 such of the non-430A information as possible and will include the remainder in a future filing.

4.	Comment: In addition to the foregoing information about your offering that is missing, we note a number of instances throughout your prospectus where it appears that information may have been omitted inadvertently. For example, at the end of the risk factor “We are highly leveraged …” on page 12, your entire capitalization

Ms. Pamela Long

October 22, 2004

and dilution tables, and most other information that would be presented in tabular format appears to be missing. Please revise to include this information and note that we will need sufficient time to review it and may have comments on it.

Response: As discussed with Ms. Gordon of the Staff on October 19, 2004, the Company has included in Amendment No. 1 such of the tabular and other information as possible and will include the remainder in a future filing. The risk factor “We are highly leveraged . . .” has been revised to identify the amount of the Company’s consolidated outstanding debt on September 30, 2004.

5.	Comment: Your prospectus contains a lot of repetitive disclosure. One example is your summary description of your business, which appears beginning on page 1 and appears, verbatim, beginning on pages 27 and 40. Please review and revise your entire prospectus as necessary to eliminate unnecessarily repetitive disclosure. We may have specific additional comments after we review your response.

Response: The Company has revised the prospectus to reduce the amount of repetitive disclosure. See pages 24, 39, 40, 41, 42, 43, 44 and 45.

6.	Comment: We note that you refer to third party appraisers with regard to determining the fair value of your common stock, the fair values of intangible assets, and certain estimates related to employee benefits. Either identify these third parties, or delete your references to them. We remind you that if you identify and refer to a third party, you must include their consent in the S-1. Refer to Section 436(b) of Regulation C.

Response: The Company has deleted the references to third party appraisers. See pages 26, 65 and F-8.

7.	Comment: Identify your primary publicly held competitors that you compare yourself to throughout the filing.

Response: The Company’s primary publicly-held competitors with which the Company compares itself are Herman Miller, Inc. and Steelcase, Inc. These competitors have been identified on page 24.

8.	Comment: To the extent applicable, confirm that your future 1934 Act filings will comply with the comments in this letter.

Response: The Company has confirmed that its future 1934 Act filings will comply with the comments in this letter, to the extent applicable to those filings.

Table of contents, page i

9.	Comment: Revise the language in the bold faced paragraph to remove any implication that the prospectus you deliver to investors is not materially accurate.

Response: Complied with. The Company has revised the boldfaced paragraph on page i.

Prospectus summary, page 1

10.	Comment: While we realize that you may have included this information elsewhere in the prospectus, please revise the disclosure in the Summary section to provide relevant balancing information. For example, under Our Competitive Strengths, you discuss your “significant market position”, yet disclosure elsewhere in your prospectus discusses the fact that you face significant competition and may have difficulty capturing sales. You should also balance statements about your net revenues, operating income, and net income for the twelve months ended June 30, 2004, with disclosure about the downward trend over the past three years in all of these items. Please review and revise all of your disclosure in the Summary with this comment in mind.

Ms. Pamela Long

October 22, 2004

Response: To balance the disclosure in the Summary, the Company has added disclosure regarding the highly competitive nature of the office furniture industry as well as a cross-reference to the competition risk factor, using the risk factor’s full descriptive heading which references “difficulty capturing sales and maintaining our profit margins.” See page 4.

The statement as to the Company’s net revenues, operating income and net income for the twelve months ended June 30, 2004 (now updated to the twelve months ended September 30, 2004), which appears at the end of the first paragraph describing the Company’s business, has been included there solely to give investors an immediate grasp of the size of the Company in an absolute sense. The Company neither intends to nor believes that it does suggest any trend in the Company’s results of operations - either positive or negative - and, therefore, the Company does not believe that this statement in the Summary requires balancing information regarding declines in net revenues, operating income and net income that coincided with the industry downturn during recent years.

Risk factors, page 10

11.	Comment: Please revise this section in order of importance to investors. It does not appear that, as written, it presents first the most pressing risks to your investors at this time.

Response: The Company agrees that the risk factors should be presented in order of the most significant risks to investors. To facilitate the understanding of risks by investors, the risk factors were divided into two general categories - “Risks Related to Our Business” and “Risks Related to Our Common Stock and this Offering.” Within these two general categories, the Company believes that the risks are currently presented in the order of importance to investors.

12.	Comment: Please review all risk factors as necessary to comply with the comments in this section. We may have additional, more specific comments on this section once we review your amended filing:

•	Many of your risk factor headings merely state a fact without specifying the resulting risk. Review each risk factor heading, and revise them as necessary to specify clearly the risk.

•	Please review and revise your risk factors, to the extent possible, to avoid generic conclusions that the risk would have a material adverse effect on your business or that it “adversely affects” your business or financial condition.

•	Some of your captions and discussions describe generic risks that would apply to any company, or contain disclosure that, in fact, suggests that there is no risk. Revise your captions and discussions to make clear how the risks apply directly to you or investors in this offering, or delete these risk factors. See, for example, “Our strategy to achieve growth ” (page 10) and “We may not be able to manage our business...” (page 11).

•	Generally, some of your risk factors state that you “cannot assure” a certain event. The risk is not your inability to assure or guarantee, but the negative consequence being discussed. Please revise.

Response: The Company has revised the risk factor headings and text to address the Staff’s comments. See pages 10 - 18.

13.	Comment: Please discuss the limitations on your ability to incur additional debt, and disclose the maximum amount of additional debt you can incur.

Ms. Pamela Long

October 22, 2004

Response: The Company has revised the risk factor “We are highly leveraged” to identify the most material exceptions to its covenant in its new credit facility not to incur indebtedness and the maximum amount of indebtedness that it may incur under those exceptions. See pages 12 and 13.

14.	Comment: Disclose that a default on your secured debt could result in a foreclosure on substantially all of your and your subsidiaries’ assets and what that means with respect to your ability to operate as a going concern.

Response: The Company has revised the risk factors “We are highly leveraged” and “We are subject to restrictions” to identify the risk of foreclosure if the Company defaults under its new credit facility and the potential impact of such a foreclosure. See pages 12 and 13.

Management’s discussion and analysis of financial condition, page 27

15.	Comment: Please provide, in this section, more information about your current intentions to issue stock under your various stock plans, or provide a cross-reference to detailed information elsewhere in the document.

Response: As discussed with Ms. Gordon of the Staff on October 19, 2004, the Company believes that the disclosure of its current intentions to issue stock under its various stock option plans is more relevant to other sections of the prospectus. This information has been added on page 64. In addition, the Company refers you to the disclosure currently presented under the heading “2004 Performance-Based Restricted Stock Awards” on pages 62 and 63.

16.	Comment: Please amend this section to address the following:

•	Provide separate information for evaluating whether trademarks and/or goodwill is impaired. Specifically, discuss your methodology for estimating each fair value; a summary of the key estimates made in preparing each valuation; and the sensitivity of those assumptions.

•	Revise your warranty discussion to disclose and discuss the decline in this liability balance during each period presented, and to address the adequacy of this accrual as of the most recent balance sheet date.

•	Revise your employee benefits discussion to include the impact of a plus or minus one-percent change in the discount rate and the expected return on plan assets.

•	Revise your commitments and contingencies discussion to provide quantitative and qualitative information about your significant judgments and estimates.

•	Revise your discussion of income taxes to address how you determined the realizability of your deferred tax assets and the amount of the valuation allowance. To the extent applicable, quantify the amount of taxable income you must generate to fully realize your deferred tax assets.

•	Include a sensitivity analysis for your interest rate collars (e.g., the impact of a one percent change in interest rates).

Refer to SEC Interpretive Release No. 33-8350, SEC Other Release No. 33-8040 and SEC Proposed Release No. 33-8098 for guidance.

Ms. Pamela Long

October 22, 2004

Response: The Company has amended its critical accounting policy disclosures in response to the Staff’s comments as follows:

•	The Company has revised pages 25 and 26 to conform to the first bullet point of the Staff’s comment.

•	The Company has revised page 26 to conform to the second bullet point of the Staff’s comment.

•	The Company has revised pages 26 and 27 to conform to the third bullet point of the Staff’s comment.

•	The Company’s primary commitments and contingencies relate to legal and environmental matters. Accrued amounts related to these matters were $7.4 million, $7.0 million, $4.2 million and $3.2 million as of December 31, 2001, 2002 and 2003 and September 30, 2004, respectively. Because of its judgment that no such commitment or contingency is material, the Company does not believe that additional disclosure is warranted with respect to these periods. The Company believes, however, that commitments and contingencies should nonetheless be included as a critical accounting policy because changes in these estimates are reasonably likely to occur from period to period if new claims arise or additional information becomes available, and these changes could have a material impact on the Company’s presentation of its financial condition or results of operations.

•	The Company has revised pages 27 and 28 to conform to the fifth bullet point of the Staff’s comment.

•	The Company has revised page 28 to disclose that the interest rate collar agreements matured in March 2004. Since the financial impacts of these contracts are reflected in the annual and interim financial statements, the Company believes that no additional disclosure is necessary. The Company did disclose the impact of a 1% change in interest rates as a quantitative and qualitative disclosure about market risk on page 37 of the filing.

17.	Comment: When you list several items as the cause for changes in your results, quantify the effect of each item that you identify. Refer to Item 303(a)(3) of Regulation S-K. Expand your MD&A to provide context for the reader to understand the extent to which each of these items (and similarly worded disclosures) resulted in sales or cost changes in the current period versus the prior period. Revise your filing to describe the specific impact of each underlying reason for material changes in line items, and provide a context within which a reader can discern the importance of each reason.

Response: The Company has revised the disclosure to provide additional detail, both quantitative and qualitative, with respect to causes for changes in the Company’s results. See pages 29 though 33.

18.	Comment: We note you have incurred costs for product development. Please clarify whether these costs meet the definition of research and development under SFAS 2. If they do, revise your financial statements to include the disclosure required by paragraph 13 of SFAS 2.

Response: The Company has revised page F-9 to conform to the Staff’s comment.

19.	Comment: Please revise your discussion to include additional detail, qualitative and quantitative, that the impact of increasing raw material costs, specifically for steel and plastic, has had and is expected to have on cost of goods sold and gross profit margins. In addition, include commodity risks as part of your quantitative and qualitative disclosures about market risk, or tell us why you do not believe any additional disclosure is required.

Ms. Pamela Long

October 22, 2004

Response: Increasing raw materials costs did not have a material impact on the Company’s results of operations for the years ended December 31, 2001, 2002 or 2003. With respect to the nine months ended September 30, 2004, the Company has revised its MD&A section as well as other sections of the prospectus to include additional disclosure with respect to the impact, and potential impact, of increasing raw materials costs. See pages 11, 30 and 53. Nonetheless, the Company does not believe that additional disclosure of commodity risks as part of its disclosures about market risk is appropriate since the Company does not utilize any derivative commodity instruments.

20.	Comment: Revise your discussion of other income (expense), net to provide a more detailed explanation of the reasons for material changes during each period, including the foreign-exchange loss in 2003.

Response: The Company has revised pages 30, 31, 32 and 33 to conform to the Staff’s comment.

21.	Comment: Revise your income-tax expense discussion to provide a more detailed explanation regarding your mix of pretax income and the resulting three-percent increase in your effective tax rate for the six months ended June 30, 2004. Your annual discussion should also be revised accordingly.

Response: The Company has revised pages 31 and 32 to conform to the Staff’s comments.

22.	Comment: Provide additional information in your December 31, 2003 results of operations discussion regarding the pricing pressures you have faced and your expectations of future pricing pressure issues.

Response: The Company has revised the disclosure in respect of its December 31, 2003 results of operations discussion to clarify the impact of industry pricing pressure on such results of operations. See page 31. In addition, the Company has added disclosure, in respect of its results of operations for the nine months ended September 30, 2004, regarding the impact of recently implemented price increases. See pages 29 and 30.

23.	Comment: In light of the guidance contained in Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Commission’s MD&A Guidance) issued on December 19, 2003, please consider whether a tabular presentation of the relevant financial or other information might help a reader’s understanding of MD&A. Material disclosures in this regard might include, among other things, percentage change in sales resulting from volume changes, price changes and other factors, macroeconomic indicators most closely linked to company performance (e.g., interest rates, inflation), etc. In light of our preceding comments as well, you may wish to revise your filing to provide such disclosure.

Response: The Company acknowledges the Staff’s comment, but the Company believes that it has included all relevant financial and other information as required by the Commission’s rules and regulations. The Company’s MD&A already includes a tabular presentation of data for each instance where the Company believes that clarity will be enhanced. The Company does not believe that additional tabular presentation would help a reader’s understanding of MD&A.

24.	Comment: Please state the aggregate amount drawn down on your credit facilities as of the most recent practicable date.

Response: The Company has revised page 34 to conform to the Staff’s comment.

25.	Comment: Revise your liquidity and capital resources discussions to provide information about the six-month period ended June 30, 2004 and as of the most recent date practicable to reflect the refinancing. If proceeds from the refinancing will be used to pay a dividend to shareholders, as noted on page 36, present pro forma disclosures that adequately reflect the impact of the dividend on equity (including on the face of the historical balance sheet) and earnings per share.

Ms. Pamela Long

October 22, 2004

Response: The closing of the refinancing and the payment of the disclosed dividend occurred on September 30, 2004. The Company has revised its liquidity and capital resources discussion to reflect the refinancing and related dividend payment. Such information has also been included in the interim financial statements as of September 30, 2004 and for the nine months then ended that are included in the amended filing. As a result of the inclusion of these events in the Company’s historical interim financial statements, the Company believes that additional pro forma disclosure is not required.

26.	Comment: We note the significant declines in other current liabilities and other non-current liabilities during the periods presented. If the declines related to items that impacted net income, please revise MD&A to disclose and discuss the reasons for each item and the impact of each item on net income.

Response: The decline in current liabilities and other non-current liabilities is primarily attributable to the timing of payments of the underlying obligations. Such declines do not relate to material items impacting net income. During the course of the year, management evaluates all accounting estimates to account for changes in facts and circumstances. Accruals where such estimations are used include but are not limited to employee benefits, warranty, legal, and environmental. There were no material revisions to such estimates for the periods presented. In addition current liabilities and other non-current liabilities include the changes in the fair market value of the interest rate collars and swap agreements. The Company has disclosed the impact of such changes on page 32 under Other Income (Expense).

27.	Comment: We note that long-term debt is significant. Include a discussion of your material financial debt covenants, including actual and required ratios for the periods presented, unless management believes that the likelihood of default is remote. See Section 501.03 of the Codification of Financial Reporting Policies.

Response: Although the Company believes that the likelihood of default is remote, the Company has revised pages 35, 71 and 72 to include disclosures regarding the Company’s existing debt covenants and the Company’s ability to meet future debt covenant requirements.

28.	Comment: Please complete your contractual obligations table for your purchase obligations and include other liabilities under GAAP that may create obligations, including pension and postretirement obligations. In addition, if the refinancing is not completed, adequately address how you intend to pay the significant amount of debt maturing in 2005. Refer to Item 303(a)(5) of Regulation S-K and Release No. 33-8182 for guidance.

Response: The Company has revised page 35 to include the required disclosure. As previously noted, the refinancing was completed on September 30, 2004.

29.	Comment: Liquidity generally should be discussed on both a long-term and short-term basis. Accordingly, please elaborate on the sufficiency of your resources to fund working-capital requirements and capital expenditures on a long-term basis. Please state whether the company currently has plans to repay, refinance, or extend its term loans as they come due, and discuss the consequences to the company if it fails in its efforts to do so. See Regulation S-K, item 303(a), Instruction #5.

Response: The Company has revised the disclosure to elaborate on its discussion of liquidity on a long-term basis, including potential sources of funds for repaying the term loans under its new credit facility. See page 35.

Ms. Pamela Long

October 22, 2004

Business, page 40

30.	Comment: With regard to statements you make about the industry and your market share, to the extent that you are making these statements in reliance on third-party sources, please:

•	provide us supplementally with a copy of any study or report that you cite and highlight the portions of it that you rely upon or refer to in your disclosure;

•	supplementally advise us whether you funded or were otherwise affiliated with the studies or reports that are publicly available; and

•	either file consents for sources that are not publicly available, or explain why you are not required to do so under Rule 436 of Regulation C and Section 7 of the 1933 Securities Act.

Response: See Tabs 1, 2 and 3 of the supplemental binder provided with this letter for copies of studies and reports cited in the prospectus. The Company has highlighted, in the supplemental binder, the portions of such studies or reports that the Company relied upon or referred to in disclosures made in the prospectus. The Company advises the Staff that it has not funded nor is it otherwise affiliated with the studies or reports relied upon in the prospectus, other than fees paid by the Company to receive data from The Business and Institutional Furniture Manufacturers Association (“BIFMA”) and except to the extent that the Company may report shipments data to BIFMA. The Company further advises the Staff that all of the BIFMA data relied upon in the prospectus are publicly available.

31.	Comment: Disclose the basis for your belief that you are a leading designer and manufacturer of branded office furniture products, and describe the measure by which you believe you are “leading”.

Response: The Company believes that the basis for this belief is evident from the disclosure currently presented in the Business section. The Company’s design and manufacturing excellence is confirmed by the Company’s numerous classic designs that have been exhibited in major art museums and its recently-introduced award-winning products, which are described in the second paragraph. The Company’s reputation as a leader in the design industry is also exemplified by Florence Knoll’s receipt of the 2002 National Medal of Arts in recognition of her lifetime contribution to modern design while at Knoll. In addition, the Company estimates, based upon BIFMA data, that it has a 16% category share in the office systems category in the U.S. office furniture market and a 7.5% market share in the U.S. office furniture market, an otherwise fragmented market in which the Company estimates that the five largest companies, including the Company, represent approximately 66% of the market. See, for example, the disclosure currently presented on pages 39, 44 and 53. We also note the Company’s new disclosure regarding recently received registered trademark protection for our Barcelona® collection of furniture designs. See pages 3 and 54.

32.	Comment: We note that you provide general references to your operations in foreign markets. Please consider discussing, with greater particularity, the risks that arise from your operations in specific foreign markets.

Response: Although the Company does have operations in foreign markets, the Company believes that the prospectus currently contains adequate disclosure about risks related to these operations in light of the magnitude of such operations to the Company as a whole. See, for example, “Risk Factors - We may be vulnerable to the effects of currency exchange rate fluctuations,” “Risk Factors - Economic, political and other risks associated with international operations could adversely affect our business” and the discussion of the brief work stoppages at our Italian manufacturing plants on page 55.

33.	Comment: Please identify with more specificity how you obtain materials. Also, if material, discuss the extent of the price volatility of your raw materials (such as the percentage by which prices have fluctuated over the past few years) and the extent of the price volatility of the products you carry. See Item 101(c) of Regulation S-K. We also note that you have risk-factor disclosure in this regard.

Response: The Company has revised the disclosure on page 53 to identify how it selects suppliers. Raw materials costs during the years ended December 31, 2001, 2002 or 2003 were not increasing at significant rates and, as a result, did not have a material impact on the Company’s results of operations during such periods. However, the Company has added disclosure with respect to the impact, and potential impact, of increasing raw materials costs. See pages 11, 30 and 53.

Ms. Pamela Long

October 22, 2004

34.	Comment: Please state the volume of materials that you purchase from overseas. If material, please elaborate on this disclosure, identifying the principal countries from which you purchase supplies and the risks that arise from doing business with suppliers in specific foreign markets. We note that you have a risk factor that alludes to risks associated with manufacturing products worldwide, and we note your several references to your global sourcing initiative.

Response: The Company has disclosed the volume of components and raw materials purchased from overseas on page 46. The Company does not believe that disclosure of the primary countries from which it has procured these components and raw materials is material since the components and raw materials are generally available from at least several different countries. In addition, the Company also believes that the references to “duties and tariffs, suppliers’ allocations to other purchasers, interruptions in production by raw materials and components parts suppliers, changes in exchange rates and worldwide price levels” and other disclosure in its risk factor “We are dependent on the pricing and availability of raw materials . . . ” on page 11 adequately disclose the risks associated with procuring raw materials and components, both domestically and globally.

35.	Comment: If material, disclose the amount of advertising, marketing, and sales expense for the past three years.

Response: The Company includes advertising, marketing and sales expense in SG&A expense, but has not incurred significant advertising expense during 2001, 2002 or 2003 or during the first nine months of 2004. With respect to marketing and sales expense, the Company believes that although these expenditures represent a very substantial portion of SG&A expense, disclosure of these numbers would not be material to investors because this information would not tend to influence a reasonable investor’s investment decision given the total mix of information in the prospectus. At the same time, the Company believes that disclosure of these expenses would put the Company at a competitive disadvantage to its publicly-held and private competitors. In this regard, we note that the Company’s principal publicly-held competitors do not disclose these numbers in their Exchange Act reports. The one exception to this is that Herman Miller, Inc. has separately disclosed in the notes to its consolidated financial statements its immaterial advertising expenses – $2.1 million for its fiscal year ended May 29, 2004 as compared to sales of $1,338.3 million and SG&A of $304.1 million.

36.	Comment: If recent, indicate the approximate dates and duration of the work stoppages to which you refer on page 56.

Response: The Company has revised the prospectus to include more detailed information on the frequency and duration of recent work stoppages. See page 55.

37.	Comment: As part of the description of your business, discuss your practices relating to working capital items, as Item 101(c)(vi) of Regulation S-K requires.

Response: With respect to the Staff’s comment relating to working capital items, as required by Item 101 (c)(vi) of Regulation S-K, the Company has concluded that this disclosure is not required. Specifically, the Company is not required to carry significant amounts of inventory, as its customers and dealers do not have rapid delivery requirements; rather the Company builds to order and its order fulfillment process typically approximates 4 weeks. In addition, the Company has contractual agreements with its suppliers that assist in the timely delivery of raw materials. The Company does not have rights of return in its sales agreements, other than normal warranty considerations, and the Company does not provide extended payment terms to its customers, excluding workout arrangements. Therefore, the Company believes that this additional disclosure related to its business is not warranted.

38.	Comment: With respect to the non-material claims that you reference under the heading Legal Proceedings on page 56, supplementally confirm that no disclosures are required pursuant to Item 103 of Regulation S-K, taking into account instructions 2 and 5 to that Item.

Ms. Pamela Long

October 22, 2004

Response: The Company confirms that no disclosures are required pursuant to Item 103 of Regulation S-K with respect to non-material claims referenced to under the heading “Legal Proceedings.”

Management, page 57

39.	Comment: Please revise to explain the goals that must be met prior to awarding members of your senior management team their target annual bonuses.

Response: The Company has revised the prospectus to identify the process by which the compensation committee sets the types and levels of performance goals for target annual bonuses. See page 60.

40.	Comment: Please name all the directorships that members of management hold in other public companies. Refer to Item 401(e)(2) of Regulation S-K.

Response: Based upon the information provided to the Company by its directors and officers, the Company believes that all directorships that members of management hold in public companies have been disclosed. See pages 56 and 57.

Certain relationships and related transactions, page 67

41.	Comment: Please discuss whether you believe each of the transactions and relationships that you report in this section is on terms that are at least as fair to the company as you would expect to negotiate with unaffiliated third parties.

Response: Complied with. See page 67.

Description of certain indebtedness, page 72

42.	Comment: Please summarize the financial covenants in reasonable detail.

Response: The new credit facility has two financial covenants, each of which has been summarized in the Description of Certain Indebtedness section. See pages 71 and 72.

Shares eligible for future sale, page 74

43.	Comment: Please state the number of shares that are subject to the registration rights agreement.

Response: Complied with. See page 74.

Underwriting, page 79

44.	Comment: Indicate any current intentions to release shares subject to the lock-up agreement, and disclose what factors will be used in any determination to release those shares. Also, describe any exceptions to the lock-up.

Response: The lock-up agreements contain several exceptions, one of which is by written consent of Goldman, Sachs & Co. and UBS Securities LLC. The representatives have advised that there are no specific criteria for the waiver of the lock-up restrictions. Such waivers are subject to the sole discretion of Goldman, Sachs & Co. and UBS Securities LLC. Additionally, shares subject to a lock-up may be transferred by bona fide gift, or to a trust for the benefit of the party granting the lock-up so long as the trustee is bound by the terms of the lock-up and such transfer is not a disposition for value. The lock-up does not apply to sales to the underwriters or certain de minimis repurchases by the Company. The parties granting the lock-up may also establish a Rule 10b5-1 trading plan, so long as such plan does not transfer any shares during the lock-up period.

Ms. Pamela Long

October 22, 2004

45.	Comment: Supplementally, please advise whether a prospectus in electronic format may be made available online and whether prospective investors may be allowed to place orders online. If so, please also provide the following information:

•	Regarding the availability of the prospectus online:

•	Provide us also with copies of all information concerning your company or prospectus that has appeared online. If you subsequently enter into any such arrangements, promptly supplement your response.

•	tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus online. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement.

•	Regarding the placement of orders online:

•	Advise which of your underwriters, will engage in any electronic offer, sale, or distribution of the shares. Describe the procedures to be used to us supplementally, or confirm that the Division’s Office of Chief Counsel has reviewed and approved these procedures. If you become aware of any members of an underwriting syndicate that your underwriters may form that may engage in electronic offers, sales, or distributions after you respond to this comment, promptly supplement your response to identify those members, and provide us with a description of their procedures or a similar confirmation. We may have additional comments upon review of your response.

Response: The Company has been informed by the representatives that they or their affiliates may engage in the electronic offer, sale or distribution of the shares and that any such activities will be conducted in accordance with procedures previously reviewed by the Staff. If the Company becomes aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after the date of this letter, it will promptly supplement this response to identify those members and either provide a description of their procedures or confirm that their procedures have been previously reviewed with the Staff.

In order to help alleviate concerns that may be raised by any possible online distribution or posting of the preliminary prospectus on the web, the representatives of the underwriters have indicated to the Company that they will include the following language in a communication to potential syndicate members:

“Online distribution of common stock of Knoll, Inc. may only be made pursuant to procedures for such distributions previously reviewed with the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us that either (1) you are not making an online distribution or (2) you are following procedures for online distribution previously reviewed with the Securities and Exchange Commission.”

Consistent with this procedure, the following language is included in the Underwriting section of the prospectus at page 80:

“A prospectus in electronic format will be made available on the website maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other

Ms. Pamela Long

October 22, 2004

underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.”

The Company will promptly supplement this response with information relating to any third party arrangements that other underwriters are putting into place as such information becomes available.

In terms of arrangements with a third party to host or access the preliminary prospectus on the Internet, Goldman, Sachs & Co. has informed the Company that it expects to post the road show presentation and a copy of the preliminary prospectus on Yahoo Net Road Show, a password protected website, and Yahoo Net Road Show has informed Goldman, Sachs & Co. that it is posting such road show presentation in accordance with information relating to applicable no-action letters. The Company will promptly supplement this response with information relating to any third party arrangements that other underwriters are putting into place as such information becomes available.

46.	Comment: We note that you intend to conduct a directed share program. Please provide us supplementally with copies of all of the materials that you have sent or intend to send to directed share participants.

Response: UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC, will administer the directed share program. The directed share program materials that the Company intends to deliver to potential purchasers will include:

a.	a cover letter to potential purchasers from the Company;

b.	a set of frequently asked questions and answers regarding the directed share program;

c.	an Indication of Interest Form to be completed by potential purchasers;

d.	an NASD Certification Form;

e.	an Account Application (including a new account instruction form, a Form W-9 and a client agreement) to be completed by the potential purchaser in order to allow UBS Financial Services Inc. to open an account for the potential purchaser (a potential purchaser must have a UBS Financial Services Inc. account in order to participate in the directed share program); and

f.	a copy of the preliminary prospectus.

A form of each of these documents, other than the preliminary prospectus, are included in Tab 4 of the supplemental binder provided with this letter.

The Company and UBS Financial Services Inc. intend to adhere to the following procedures for the directed share program:

1.	The Company will provide to UBS Financial Services Inc. a database with each potential participant’s name, address and phone number.

2.	A new account mailer containing the directed share program materials will be sent to each potential participant via Federal Express with a Federal Express return envelope. Please note that no directed share program materials have been sent as of the time of this response, and no directed share program materials will be sent until after a preliminary prospectus meeting the requirements of Section 10 of the Securities Act of 1933 has been prepared and filed with the Commission.

Ms. Pamela Long

October 22, 2004

3.	Participants will return packages, as applicable, to express their interest.

4.	Any potential participant that cannot sign the NASD Certification will not be allowed to participate in the directed share program.

5.	Upon receipt of a return package, a UBS Financial Services Inc. salesperson will call the potential participant to:

a.	confirm receipt of the package;

b.	confirm the potential participant’s indication verbally and advise the potential participant of the expected pricing date and price range;

c.	reiterate that if UBS Financial Services Inc. is unable to confirm the potential participant’s indication of interest on the night of pricing (after the registration statement is effective and before trading the morning after pricing), the potential participant will not be allocated any shares;

d.	review payment options and the time by which payment must be received by UBS Financial Services Inc. (UBS Financial Services Inc. does not accept funds prior to pricing and effectiveness); and

e.	advise the potential participant of any lock-up restrictions.

6.	The salesperson will update the database of potential participants to reflect that the indications have been orally confirmed.

7.	On the morning of pricing, the allocation amount and final indication list will be e-mailed to the Company with instructions to give UBS Financial Services Inc. final allocations after the pricing.

8.	On the night of pricing, after the issue is priced and effective, a UBS Financial Services Inc. salesperson will call each participant to:

a.	confirm his or her final allocation, price and amount due (the directed shares will be purchased at the full initial public offering price);

b.	ask for his or her acceptance;

c.	review payment options and timing; and

d.	discuss any lock-up restrictions.

If a message is left, the salesperson will leave the following message: “I am calling from UBS Financial Services Inc. regarding the Knoll, Inc. directed share program. The issue was priced this evening (day, date). We must speak to you no later than 9:30 a.m. EST tomorrow to confirm your participation and pricing. If we do not speak to you by then, you will not be able to participate. Please return this call to                     .”

On the morning after pricing, a UBS Financial Services Inc. salesperson will call those participants who were not reached the night before. By 9:00 a.m. EST, we will inform the Company of the participants who have not been reached.

Ms. Pamela Long

October 22, 2004

When the issue begins trading, UBS Financial Services Inc. will review the list for completeness. If there are any participants who have not been reached, UBS Financial Services Inc. will inform the Company and the shares will be given back to UBS Securities LLC.

Validity of securities, page 82

47.	Comment: Please revise to state the “certain legal matters” on which counsel will opine.

Response: Complied with. See page 81.

Where you can find more information, page 82

48.	Comment: Please disclose Knoll Inc.’s S.E.C. file number.

Response: Complied with. See page 81.

Knoll, Inc. consolidated financial statements for the year ended December 31 2003

49.	Comment: Separately state the amount of goodwill for each period presented on the face of the balance sheet, in accordance with paragraph 43 of SFAS 142.

Response: The Company has revised page F-3 to separately state the amount of goodwill for each period presented.

50.	Comment: Please include your policies for recognizing incentives and accounting for advertising costs, or tell us why you believe such disclosures are not required. Refer to EITF 01-9 and SOP 93-7, respectively, for guidance.

Response: The Company spends less than 0.05% of annual revenue on advertising related activities. Sales incentives, as discussed in EITF 01-9, are limited to cash discounts and such discounts approximate $6.0 million, or less than 1% of annual sales. The Company believes that the disclosure of these policies is not required because of the immaterial nature of these amounts.

51.	Comment: We note that you ship your products to dealers. Please tell us more about these arrangements including when you recognize revenue for products shipped to dealers and to end customers. In addition, please tell us the payment terms and return provisions for sales to dealers and sales to end customers. If there are any differences, clarify your revenue recognition policy accordingly.

Response: Revenue from the sale of products is recognized upon transfer of title to the end user or the dealer, which occurs at the time of shipment. Payment terms are comparable for both end users and dealers, except that dealers are offered a 2% discount if payment is made within 10 days. Sales agreements with dealers and end users do not include a right of return, other than normal warranty considerations.

52.	Comment: Based on your use of the term “usually,” expand your policy to identify each instance when you recognize revenue other than upon the shipment of products to clients. Provide sufficient information to explain: (a) the nature of these transactions; (b) when title and risk of ownership pass; and (c) the authoritative literature that supports your revenue recognition. In addition, quantify the amount of revenue you recognized in each period other than when products were shipped or delivered.

Response: The Company has revised page F-7 to eliminate the word “usually” from the revenue recognition and accounts receivable footnote disclosure. All revenue is recorded at the time of shipment as described above in Response 51.

Ms. Pamela Long

October 22, 2004

53.	Comment: You have determined that trademarks are not subject to amortization. Tell us (a) how you determined these assets have an indefinite life, and (b) what life you used prior to January 1, 2002.

Response: The Company owns, or has the perpetual right to use, its trademark assets without any contractual or other finite life. In accordance with SFAS 142, paragraph 11, the Company has performed an analysis of all pertinent factors that should be considered in determining the useful life of an intangible asset (legal, regulatory, contractual, competitive, economic and other) and believes that there is no limit on the useful life of the trademark assets. The trademark assets are also expected to contribute to cash flows indefinitely. Accordingly, the Company concluded that its trademark assets have an indefinite useful life. Prior to the Company adopting FAS 142, all trademarks were being amortized over a 40-year period, the maximum allowed life in accordance with U.S. generally accepted accounting principles.

54.	Comment: For your interest-rate collar agreements, we note that you record net amounts paid or received as an adjustment to interest expense and changes in fair value as a component of other income (expense). Please tell us how you determined that these classifications are appropriate, especially since your derivative instruments do not qualify for hedge accounting. In addition, reconcile the disclosures related to the loss you recorded from the interest-rate swap terminations in 2003 in note 10 with the gain in note 21.

Response: The Company enters into interest-rate collar and interest rate swap agreements to manage its exposure to fluctuations in market interest rates. However, the Company elected not to document such hedge relationships in accordance with SFAS 133 and, therefore, the instruments are not accounted for as hedge instruments. Accordingly, changes in the fair value of the instruments have been included as a component of other income (expense) in the period in which such change occurs. The Company has elected to classify the net cash settlements of these instruments as adjustments to interest expense because the Company believes that such classification is consistent with the intended nature of the payments (i.e., management of interest rate risk).

The Company has revised its disclosures in Notes 10 and 21, and, as a result, no reconciliation is now required.

55.	Comment: For your foreign currency contracts, we note that you record the net gain or loss upon settlement as an adjustment to cost of sales and changes in fair value recorded as a component of other income (expense). Please tell us how you determined that these classifications are appropriate, especially since your derivative instruments do not qualify for hedge accounting.

Response: From time to time, the Company enters into foreign currency forward exchange contracts and foreign currency option contracts to manage its exposure to fluctuations in foreign currency rate risk associated with receivables denominated in non-US currency. The Company has elected to not document such hedge relationships in accordance with SFAS 133 and, therefore, the instruments are not accounted for as hedge instruments. Accordingly, changes in the fair value of the instruments have been included as a component of other income (expense) in the period such changes occur. Net settlements of these contracts are also included in other income (expense).

56.	Comment: We note that you have concluded, “...not a party to any lawsuit or proceeding which... is likely to have a material adverse effect on the company.” The language you use to describe loss contingencies should be consistent and clear regarding whether you believe that the described contingency is remote, reasonably possible, or probable. Depending upon that determination, all other appropriate disclosures should be made. In addition, revise your disclosure to state whether any lawsuits, claims, or proceedings are material to your results of operations, financial condition, and liquidity. Refer to SFAS 5 and SAB Topic 5:Y for guidance.

Response: The Company has revised page F-16 to conform to the Staff’s comment.

Ms. Pamela Long

October 22, 2004

57.	Comment: We note that you have been identified as a potentially responsible party pursuant to CERCLA for remediation costs associated with waste disposal sites that you previously used. However, you have not provided disclosure for any environmental liabilities within the footnotes to the consolidated financial statements. Please revise your filing to include the SFAS 5 and SAB Topic 5:Y required disclosures, or tell us why such disclosures are not necessary.

Response: The Company estimates that its aggregate potential liability with respect to Superfund sites is less than $1,000,000. The Company has concluded that such potential liabilities, both individually and in the aggregate, are not material to the Company and that its existing disclosures are adequate.

58.	Comment: Please revise your annual and quarterly financial statements to break out “Provision for warranty claims” between product warranties issued during the reporting period and changes in the reserve related to pre-existing warranties in both your annual and interim statements. Refer to paragraph 14 of FIN 45 for guidance.

Response: The Company has disclosed the roll-forward activity related to its estimated warranty reserve as of each balance sheet date in Note 11 to the consolidated financial statements. The Company’s provision for warranty claims in each of the fiscal years relates primarily to product warranties issued during the reporting period (based on sales volume activity). Historically, changes in the reserve related to pre-existing warranties have not been material. For that reason, the Company does not believe that any additional disclosure is required.

59.	Comment: Revise the notes to your annual and interim financial statements to disclose the maximum potential amount of future payments that you could be required to make under the guarantees. Refer to paragraph 13.b. of FIN 45 for guidance.

Response: The Company has revised page F-17 to conform to the Staff’s comment.

60.	Comment: Disclose the benefits expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter. Refer to paragraph 5.f. of SFAS 132(R).

Response: In accordance with paragraph 19(b) of SFAS 132(R), the disclosure requirements of paragraph 5(f) of SFAS 132(R) are effective for fiscal years ending after June 15, 2004. The Company intends to comply with these disclosure requirements upon the effective date.

61.	Comment: Please tell us more about your Knoll Stock Ownership Award Plan and how you are accounting for this plan. Provide us with a roll-forward of your compensation expense for each fiscal year from 1999 through 2003 and the six-month period ended June 30, 2004, which should include the number of units outstanding and the fair value of common stock.

Response: The Knoll Stock Ownership Award Plan is solely for employees of the Company’s Canadian operations. The Company granted the units (the right to obtain a cash payment equal to the fair value of the Company’s common stock) in 1999. The related compensation expense was recorded ratably over the required service period. Such units were 100% vested at the end of five years of service with consideration given to past years of service prior to the grant. Subsequent to vesting, compensation expense continues to be adjusted upward or downward based on changes in the fair value of the notional stock units.

As of December 31, 2003, 57,264 notional units were outstanding, of which 55,338 units were 100% vested. Cumulative compensation expense since 1999 related to the granting of these units approximates $2,095,000. A roll-forward of the compensation expense recorded, number of units outstanding and the fair value of such units for each period since 1999 through September 30, 2004 is presented below:

Year	Compensation Expense	Units Outstanding		Fair Value of Common Stock
1999	$992,000	54,900		$28.00
2000	723,000	50,550		34.50
2001	248,000	60,452		36.00
2002	138,000	59,432		36.00
2003	(363,000)	57,264		32.00
2004 (1/1-9/30)	357,000	61,814	*	29.95	*

Total	2,095,000

*	Number of units and the fair value per unit has been properly adjusted as of September 30, 2004 to give effect to the stock dividend. Such event did not trigger variable accounting.

Ms. Pamela Long

October 22, 2004

19. Segment and geographic region information

62.	Comment: On page 55 of your filing, you indicate that operating income information is available by geographic area: United States, Canada and Europe. Tell us how you meet the criteria to aggregate your geographic areas under paragraph 17 of SFAS 131, or provide all the disclosures required by SFAS 131.

Response: The Company notes that the inclusion of the textual references to “operating income” on pages 54 and F-26 were in error and that the references have been removed. The Company operates exclusively under a single operating segment (manufacturer of office furniture) and does not manage the business by geographic location. Because the Company does not have multiple operating segments along geographic lines, as defined by paragraph 10 of SFAS 131, the provisions of paragraph 17 of SFAS 131 are not applicable to the Company. The Company has disclosed sales and fixed assets by geographic region in the notes to its financial statements in accordance with the requirements of paragraph 38 of SFAS 131.

63.	Comment: It appears to us that you have 5 major product-lines. Please provide the disclosures required by paragraph 37 of SFAS 131.

Response: Although the Company has several major product lines, all of the lines have a common attribute in that each product is deemed to be office furniture. The Company does not believe that it would be appropriate to disclose the revenue by type of office furniture because management does not operate the business by product line. Accordingly, the Company has concluded that paragraph 37 of SFAS 131 does not require further disclosures.

Knoll, Inc. consolidated financial statements for the six months ended June 30, 2004

64.	Comment: We note that, on June 7, 2004, you issued 565,000 stock options at an exercise price of $32 an option. Please tell us the following information about this issuance:

•	The fair market value of your common stock on June 7, 2004;

•	Whether you obtained a contemporaneous, independent valuation of the fair market value of your common stock;

•	The valuation methodology used to determine the fair market value;

Ms. Pamela Long

October 22, 2004

•	The significant underlying valuation assumptions; and

•	The anticipated offering price.

Response: On May 18, 2004, Murray Devine & Co., Inc. provided an independent valuation of the Company’s common stock as of March 31, 2004, in which Murray Devine opined that the value of the Company’s common stock would be reasonably stated at $32 per share. The Company believes that the value of its common stock remained approximately $32 per share on June 7, 2004. On August 9, 2004, the Company received another independent valuation of its common stock from Murray Devine. In this valuation, Murray Devine opined that the value of the Company’s common stock would be reasonably stated at $32 per share as of June 30, 2004. These valuations were obtained for internal planning purposes and for valuing employee stock options. The value of the Company stock was determined by Murray Devine through a combination of a “Market Approach”, in which a business is valued by comparing it to other companies of known value, and an “Income Approach”, in which a business is valued based upon future cash generation potential.

* * * * *

Should members of the Commission staff have any questions or require any additional information, they should call the undersigned at (212) 728-8981 or Michael A. Schwartz of this office at (212) 728-8267.

Very Truly Yours,

/s/ Morgan D. Elwyn

cc:	Amanda Gordon, Esq. (SEC Mail Stop 0510)
Andrew B. Cogan
Patrick A. Milberger, Esq.
Michael A. Schwartz, Esq.

Enclosures